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                                                                 EXHIBIT (p)


September 18, 1989





Van Kampen Merritt Prime Rate Income Trust
1001 Warrenville Road
Lisle, Illinois 60532


Dear Sirs:

The initial $100,000.00 investment by Van Kampen Merritt Inc. for 10,000 Common Shares of Van Kampen Merritt Prime Rate Income Trust will not be redeemed while any organizational expenses remain unamortized unless the proceeds of any redemption of that initial investment are reduced by their pro rata portion of any unamortized organizational expenses. These shares are purchased for investment purposes, and Van Kampen Merritt Inc. has no present intention of selling or publicly distributing these shares.

Sincerely,

/s/ William R. Molinari
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William R. Molinari
President and Chief Operating Officer